SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)*


                       Qiao Xing Universal Telephone Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    G7303A109
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7303A109                    SC 13G/A                 Page 2 of 12
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          DKR Capital Partners, LP
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock (See Item 4)*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock (See Item
                4)*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock (See Item
                4)*
-----------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.99%*
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IA
-----------------------------------------------------------------------------
* As more fully described in Item 4, certain of these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. G7303A109                    SC 13G/A                 Page 3 of 12
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          DKR Oasis Management Company, LP
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock (See Item 4)*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock (See Item
                4)*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock (See Item
                4)*
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.99%*
-----------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
          IA
-----------------------------------------------------------------------------
* As more fully described in Item 4, certain of these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. G7303A109                    SC 13G/A                 Page 4 of 12
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          DKR Soundshore Oasis Holding Fund, Ltd.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                -------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                973,096 shares of Common Stock
                Warrants to Purchase 3,157,076 shares of Common Stock $16,200,000 in principal amount of Convertible Bonds convertible into 8,100,000 shares of Common Stock (See Item
                4)*
OWNED BY      ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
                -------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                973,096 shares of Common Stock
                Warrants to Purchase 3,157,076 shares of Common Stock $16,200,000 in principal amount of Convertible Bonds convertible into 8,100,000 shares of Common Stock (See Item
                4)*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                973,096 shares of Common Stock
                Warrants to Purchase 3,157,076 shares of Common Stock $16,200,000 in principal amount of Convertible Bonds convertible into 8,100,000 shares of Common Stock (See Item
                4)*
-----------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.99%*
-----------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
          OO
-----------------------------------------------------------------------------
* As more fully described in Item 4, certain of these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. G7303A109                    SC 13G/A                 Page 5 of 12
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          Cedar DKR Holding Fund, Ltd.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                -------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                Warrants to Purchase 141,244 shares of Common Stock
                $1,800,000 in principal amount of Convertible Bonds
                convertible into 900,000 shares of Common Stock
OWNED BY        -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
                -------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                Warrants to Purchase 141,244 shares of Common Stock $1,800,000 in principal amount of Convertible Bonds convertible into 900,000 shares of Common Stock
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                Warrants to Purchase 141,244 shares of Common Stock $1,800,000 in principal amount of Convertible Bonds convertible into 900,000 shares of Common Stock
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.4%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO
-----------------------------------------------------------------------------

CUSIP No. G7303A109                    SC 13G/A                 Page 6 of 12
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          Seth Fischer
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                -------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock
                $18,000,000 in principal amount of Convertible Bonds
                convertible into 9,000,000 shares of Common Stock (See Item
                4)*
OWNED BY        -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
                -------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock (See Item
                4)*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock (See Item
                4)*
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.99%*

-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------
* As more fully described in Item 4, certain of these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. G7303A109                    SC 13G/A                 Page 7 of 12

ITEM 1(a).  NAME OF ISSUER:
            Qiao Xing Universal Telephone Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            Qiao Xing Industrial Park
            Tang Quan
            Huizhou City, Guangdong
            People's Republic of China 516023

ITEM 2(a).   NAME OF PERSONS FILING:
     This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

          (i) DKR Capital Partners, L.P., a Delaware limited partnership ("DKR"), is a registered investment adviser and the managing general partner of DKR Oasis Management Company, LP, a Delaware limited partnership (the "Investment Manager"), which is the investment manager of DKR Soundshore Oasis Holding Fund, Ltd. ("Soundshore Oasis") and Cedar DKR Holding Fund, Ltd. ("Cedar") with respect to the shares of Common Stock reported in this Schedule 13G.

         (ii) The Investement Manager, a Delaware limited partnership, is the investment manager of Soundshore Oasis and Cedar with respect to the shares of Common Stock reported in this Schedule 13G.

         (iii) Soundshore Oasis, a Cayman Islands exempted company, with respect to the shares of Common Stock owned by it.

          (iv) Cedar, a Cayman Islands exempted company, with respect to shares of Common Stock owned by it.

           (v) Seth Fischer ("Mr. Fischer") is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of Soundshore Oasis and Cedar, including the shares of Common Stock reported in this Schedule 13G owned by such investment funds.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OF PERSONS FILING:

     The address of the principal business office of each of DKR and the Investment Manager is 1281 East Main Street, Stamford, CT 06902. The address of the principal business office of each of Soundshore Oasis and Cedar is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, George Town, Grand Cayman, KY1-1111. The address of the principal business office of Mr. Fischer is c/o DKR Oasis (Hong Kong) LLC, Suite 2136, 21st Floor, The Center, 99 Queen's Road Central, Central, Hong Kong SAR, P.R.C.

ITEM 2(c).   CITIZENSHIP:

          DKR and the Investment Manager are Delaware limited partnerships. Soundshore Oasis and Cedar are Cayman Islands exempted companies. Mr. Fischer is a United States citizen.

CUSIP No. G7303A109                    SC 13G/A                 Page 8 of 12

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $0.001 per share.

ITEM 2(e).  CUSIP NUMBER:      G7303A109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act;

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-
                   1(b)(1)(ii)(E);

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F);

          (g)  [ ] Parent Holding Company, in accordance with Rule 13d-
                   1(b)(ii)(G);

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. [x]

CUSIP No. G7303A109                    SC 13G/A                 Page 9 of 12

ITEM 4.   OWNERSHIP.

          DKR is a registered investment adviser and the managing general partner of the Investment Manager, which is the investment manager of Soundshore Oasis and Cedar with respect to which it has voting and dispositive authority over the shares of Common Stock reported in this Schedule 13G. Mr. Fischer is responsible for the supervision of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of Soundshore Oasis and Cedar, and therefore may be deemed to be the beneficial owner of the shares of Common Stock owned by such investment funds reported in this Schedule 13G.

          Each of DKR, the Investment Manager and Mr. Fischer hereby disclaims beneficial ownership of any such shares of Common Stock.

      A. DKR
         (a) Amount beneficially owned: 973,096 shares of Common Stock Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock
         (b) Percent of class: 9.99%
As set forth in the terms of the Convertible Bonds, the number of shares of Common Stock into which the Convertible Bonds are convertible is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock. As set forth in the terms of the Warrants to Purchase shares of Common Stock, the number of shares of Common Stock into which such Warrants are exercisable is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99%.
         (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote: 0
         (ii)  shared power to vote or to direct the vote:
               973,096 shares of Common Stock
               Warrants to Purchase 3,298,320 shares of Common Stock
               $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock
         (iii) sole power to dispose or to direct the disposition of: 0
         (iv)  shared power to vote or to direct the vote:
               973,096 shares of Common Stock
               Warrants to Purchase 3,298,320 shares of Common Stock
               $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock

      B. Investment Manager
         (a) Amount beneficially owned:
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock
         (b) Percent of class: 9.99%
As set forth in the terms of the Convertible Bonds, the number of shares of Common Stock into which the Convertible Bonds are convertible is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock. As set forth in the terms of the Warrants to Purchase shares of Common Stock, the number of shares of Common Stock into which such Warrants are exercisable is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99%.
         (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote: 0
         (ii)  shared power to vote or to direct the vote:
               973,096 shares of Common Stock
               Warrants to Purchase 3,298,320 shares of Common Stock
               $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock
         (iii) sole power to dispose or to direct the disposition of: 0

CUSIP No. G7303A109                    SC 13G/A                 Page 10 of 12

         (iv)  shared power to vote or to direct the vote:
               973,096 shares of Common Stock
               Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock

      C. Soundshore Oasis
         (a) Amount beneficially owned:
                973,096 shares of Common Stock
                Warrants to Purchase 3,157,076 shares of Common Stock $16,200,000 in principal amount of Convertible Bonds convertible into 8,100,000 shares of Common Stock
         (b) Percent of class: 9.99%
As set forth in the terms of the Convertible Bonds, the number of shares of Common Stock into which the Convertible Bonds are convertible is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock. As set forth in the terms of the Warrants to Purchase shares of Common Stock, the number of shares of Common Stock into which such Warrants are exercisable is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99%.
         (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote: 0
         (ii)  shared power to vote or to direct the vote:
               973,096 shares of Common Stock
               Warrants to Purchase 3,157,076 shares of Common Stock
               $16,200,000 in principal amount of Convertible Bonds convertible into 8,100,000 shares of Common Stock
         (iii) sole power to dispose or to direct the disposition of: 0
         (iv)  shared power to vote or to direct the vote:
               973,096 shares of Common Stock
               Warrants to Purchase 3,157,076 shares of Common Stock
               $16,200,000 in principal amount of Convertible Bonds convertible into 8,100,000 shares of Common Stock

      D. Cedar
         (a) Amount beneficially owned:
                Warrants to Purchase 141,244 shares of Common Stock
                $1,800,000 in principal amount of Convertible Bonds convertible into 900,000 shares of Common Stock
         (b) Percent of class: 1.4%
         (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote: 0
         (ii)  shared power to vote or to direct the vote:
               Warrants to Purchase 141,244 shares of Common Stock
               $1,800,000 in principal amount of Convertible Bonds convertible into 900,000 shares of Common Stock
         (iii) sole power to dispose or to direct the disposition of: 0
         (iv)  shared power to vote or to direct the vote:
               Warrants to Purchase 141,244 shares of Common Stock
               $1,800,000 in principal amount of Convertible Bonds convertible into 900,000 shares of Common Stock

      E. Mr. Fischer
         (a) Amount beneficially owned:
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock
         (b) Percent of class: 9.99%
As set forth in the terms of the Convertible Bonds, the number of shares of Common Stock into which the Convertible Bonds are convertible is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock. As set forth in the terms of the Warrants to Purchase shares of Common Stock, the number of shares of Common Stock into which such Warrants are exercisable is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99%.

CUSIP No. G7303A109                    SC 13G/A                 Page 11 of 12

         (c) Number of shares as to which such person has:
         (i)    sole power to vote or to direct the vote: 0
         (ii)   shared power to vote or to direct the vote:
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock
         (iii)  sole power to dispose or to direct the disposition of: 0
         (iv)   shared power to vote or to direct the vote:
                973,096 shares of Common Stock
                Warrants to Purchase 3,298,320 shares of Common Stock $18,000,000 in principal amount of Convertible Bonds convertible into 9,000,000 shares of Common Stock

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          DKR is the managing general partner of the Investment Manager, which is the investment manager of Soundshore Oasis and Cedar with respect to which it has voting and dispositive authority over the shares of Common Stock reported in this Schedule 13G. Mr. Fischer is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of Soundshore Oasis and Cedar, and therefore may be deemed to be the beneficial owner of the shares of Common Stock owned by such investment funds reported in this Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          See Item 4.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby make the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G7303A109                    SC 13G/A                 Page 12 of 12

SIGNATURES:

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 2010           /s/ Barbara Burger
                                    -----------------------------------
                                    DKR CAPITAL PARTNERS, LP
                                    By Barbara Burger
                                    President and General Counsel

                                    /s/ Barbara Burger
                                    -----------------------------------
                                    DKR OASIS MANAGEMENT COMPANY, LP By DKR
                                    CAPITAL PARTNERS, LP, its managing general
                                    partner; By Barbara Burger President and
                                    General Counsel

                                    /s/ Barbara Burger
                                    -----------------------------------
                                    DKR SOUNDSHORE OASIS HOLDING FUND, Ltd.
                                    By Barbara Burger
                                    Director

                                    /s/ Barbara Burger
                                    -----------------------------------
                                    CEDAR DKR HOLDING FUND, Ltd.
                                    By Barbara Burger
                                    Director

                                    /s/ Seth Fischer
                                    -----------------------------------
                                    Seth Fischer